EXPLORE. MEET. CHAT. REPEAT.

GlobeChat allows you to share content globally, meet people around the world, and *instantly* DM with anyone in over 60 languages - it's as great as it sounds and free to get started.



Same from India!!!
8:18PM - translated from Hindi
USA here! This app is fire!!
8:26PM
Udant J.
Right? So cool that we can all chat in our own language! What is this sorcery??
8:38PM - translated from Hindi
Emma S.
lol. Did you know you can see the native language if you long press?
8:43PM - translated from German
lol. Wussten Sie, dass Sie die Muttersprache sehen können, wenn Sie lange drücken?
Native message
9:26PM
GIF
Type a message



Inès
837K Global Followers
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Inès
Paris, France
837K Global Followers
NATIVE LANGUAGE
French
CAREER
Designer
Freelance
FAVORITE ANIMALS
Cats
Turtles
Dolphins
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CONNECT

GLOBECHAT PREMIUM. INSTANT INFLUENCE.

- get new followers on all your social accounts
- share your story with a translated bio
- get more eyeballs with auto-elevated posts
- max out your visibility with 4x content size
- be heard with 2x the standard character count
- engage with followers in their native language

@globechat / globechat.com /